                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Information to be Included in Statements
                   Filed Pursuant to 13d-1(a) and Amendments
                      Thereto Filed Pursuant to 13d-2(a)
                              (Amendment No. 2)*

                          WHG RESORTS & CASINOS INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                Voting Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  92924B 10 5
                        ------------------------------
                                (CUSIP Number)

                               Louis J. Nicastro
                        c/o WHG RESORTS & CASINOS INC.
                          6063 East Isla Verde Avenue
                         Carolina, Puerto Rico  00979
                          Telephone:  (787) 791-2222
                        ------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 16, 1998
                        ------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 4 Pages)
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CUSIP NO. 92924B 10 5          13D                            Page 2 of 4 Pages


1.   Name Of Reporting Person
     I.R.S. Identification Nos. Of Above Persons (Entities only)

          Louis J. Nicastro
     --------------------------------------------------------------------------

2.   Check The Appropriate Box If A Member Of A Group*
                                                            (a)  [_]
          Not Applicable                                    (b)  [_]
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3.   SEC Use Only
     --------------------------------------------------------------------------

4.   Source of Funds*  Not Applicable
     --------------------------------------------------------------------------

5.   Check Box If Disclosure Of Legal Proceedings Is Required
     Pursuant To Item 2(d) or 2(e)
                                                            [_]
     --------------------------------------------------------------------------
6.   Citizenship Or Place Of Organization

          United States of America
     --------------------------------------------------------------------------

Number of Shares Beneficially
Owned by Each Reporting Person With

     7.   Sole Voting Power

                       -0-
          ----------------------------------------------------------------------

     8.   Shared Voting Power

                       -0-
          ----------------------------------------------------------------------

     9.   Sole Dispositive Power

                       -0-
          ----------------------------------------------------------------------

     10.  Shared Dispositive Power

                       -0-
          ----------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned By Each Reporting Person

                    -0-
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12.  Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares*

          Not Applicable                                       [_]
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13.  Percent Of Class Represented By Amount In Row (11)

                       0%
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14.  Type Of Reporting Person*
                    IN
     ---------------------------------------------------------------------------



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP NO. 92924B 10 5          13D                            Page 3 of 4 Pages


Item 1.   Security and Issuer.

               This Amendment No. 2 hereby amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on August 1, 1997, as amended on October 8, 1997, by Mr. Louis J. Nicastro with respect to the voting common stock, par value $0.01 per share ("Common Stock"), of WHG Resorts & Casinos Inc., a Delaware corporation (the "Company") with its principal executive offices located at 6063 East Isla Verde Avenue, Carolina, Puerto Rico 00979.

Item 4.   Purpose of the Transaction.

               The Company entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of September 30, 1997 among the Company and Patriot American Hospitality, Inc. ("Patriot"), Patriot American Hospitality Operating Company (now known as Wyndham International, Inc.) ("PAHOC") and Patriot American Hospitality Operating Company Acquisition Subsidiary ("Acquisition Sub"), pursuant to which Acquisition Sub was merged with and into the Company effective January 16, 1998 (the "Merger"). As a result of the Merger, Mr. Nicastro exchanged 1,158 shares of Common Stock for 907 Paired Shares (as defined below) and cash in lieu of fractional Paired Shares and 300,000 shares of Series B Convertible Preferred Stock of the Company ("Preferred Stock") for 261,333 Paired Shares and cash in lieu of fractional Paired Shares. "Paired Shares" are shares of common stock of PAHOC and shares of common stock of Patriot, which shares of PAHOC and Patriot are paired and trade as a single unit on the New York Stock Exchange.

               Additionally, Mr. Nicastro's option to purchase 150,000 shares of Common Stock was purchased by the Company at the effective time of the Merger.

               As previously reported, on September 30, 1997, Mr. Nicastro granted PAHOC or its designee an option (the "Option") to purchase the shares of Preferred Stock which he owned subject to certain terms and conditions. PAHOC did not exercise the Option prior to the effective time of the Merger.

               As a result of the Merger, Mr. Nicastro no longer owns any securities in the Company. The Company has a new board of directors and the Company's Common Stock has been delisted from the New York Stock Exchange.

Item 5.   Interest in Securities of the Issuer.

               During the past 60 days, Mr. Nicastro exchanged his shares of Common Stock and Preferred Stock for 262,240 Paired Shares and cash in lieu of fractional Paired Shares, and he sold his option to purchase 150,000 shares of Common Stock for $13.2487 per share, as described in
          Item 4 above.  As a result,
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CUSIP NO. 92924B 10 5          13D                            Page 4 of 4 Pages


          Mr. Nicastro no longer owns any securities or any options to purchase securities of the Company, and he ceased to be a beneficial owner of more than five percent of the Common Stock on January 16, 1998.


                                   Signature
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

                                January 19, 1998
                                --------------------------------
                                (Date)


                                /s/ Louis J. Nicastro
                                --------------------------------
                                (Signature)


                                Louis J. Nicastro
                                --------------------------------
                                (Name)